PHILLIPS EDISON GROCERY CENTER REIT I, INC. DEFA 14A

Exhibit 99.1

Topics of Discussion

PHILLIPS EDISON GROCERY CENTER REIT I (“REIT I”) TO ACQUIRE REAL ESTATE ASSETS AND ASSET MANAGEMENT BUSINESS FROM PHILLIPS EDISON LIMITED PARTNERSHIP (“PELP”)

1.       What is PELP?

a.	Since its inception in 1991, PELP has focused on owning and operating grocery-anchored shopping centers through its wholly-owned properties and through its third-party asset management business.

b.	PELP has a fully integrated in-house operating platform built on market leading expertise, from property management, leasing and construction to portfolio management, accounting, and legal, designed to optimize property value and consistently deliver a great shopping experience.

c.	PELP’s asset management business has grown to over $4.8 billion in assets under management as of December 31, 2016.

2.       What is this transaction?

a.	On May 18, 2017, REIT I entered into an agreement (“Contribution Agreement”) with its external advisor, PELP, to acquire certain real estate assets and 100% of the third-party asset management business of PELP.

b.	The transaction value, which includes stock and cash consideration along with the assumption of debt by REIT I, is approximately $1 billion, subject to adjustments under the terms of the Contribution Agreement.

c.	Upon the closing of the transaction, this highly strategic acquisition will create an internally-managed, non-traded grocery-anchored shopping center REIT with an expected total enterprise value of approximately $4 billion.

d.	The resulting enterprise will own a high-quality, nationally-diversified portfolio of 230 shopping centers in 32 states.

e.	REIT I estimates that, on a pro forma basis, funds from operation (“FFO”) would have increased by 8-10% on a per share basis for the three months ended March 31, 2017 when compared to stand-alone results for REIT I during fiscal year 2016.

3.       What are the terms of the Contribution Agreement?

a.	Under the terms of the Contribution Agreement, PELP will receive approximately 45.2 million operating partnership units (“OP units”), inclusive of 4.8 million Class B Units already outstanding, in REIT I’s operating partnership, and approximately $50.0 million in cash.

b.	In exchange, REIT I receives 76 of PELP’s shopping centers and its third party asset management business.

c.	The cash portion of the consideration will be used to retire certain minority partnership interests in PELP in order to ensure the combined company maintains its qualification as a REIT and to ensure compliance with applicable securities laws.

i.	Management will receive no cash consideration in this transaction.

ii.	REIT I will not pay any internalization fees in connection with the transaction, i.e. no consideration is being paid for the ongoing management advisory services PELP provides to REIT I.

d.	Outstanding debt of $501 million will be refinanced or assumed by REIT I at closing.

e.	The Contribution Agreement also includes an earn-out structure with an opportunity for PELP to receive up to an additional 12.49 million OP units if certain milestones are achieved related to a liquidity event for REIT I shareholders and fundraising targets in Phillips Edison Grocery Center REIT III.

i.	Lazard is acting as the exclusive financial advisor and Sidley Austin LLP is acting as legal advisor to the special committee of the board of directors of REIT I. Goldman, Sachs & Co., JP Morgan Securities LLC, and KeyBanc Capital Markets Inc. are acting as financial advisors, and Latham & Watkins LLP is acting as legal advisor to PELP.

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Topics of Discussion

4.       Why is REIT I doing this?

a.	Maintains Grocery Focus: Combined portfolio and all assets under management are focused entirely on grocery-anchored shopping centers with an emphasis on necessity-based retailers, which have proven to be both internet and recession resilient.

b.	Improved Earnings: Expected to be accretive to funds from operations (FFO, as defined by the National Association of Real Estate Investment Trusts “NAREIT”) through meaningful cost synergies from an internalized management structure. Estimated pro forma FFO for the first quarter of 2017 would have increased by approximately 8-10% relative to the actual performance of stand-alone REIT I in fiscal year 2016.

c.	Dividends and Dividend Coverage: Future monthly distributions for REIT I are expected to remain unchanged following the transaction. REIT I estimates that pro forma FFO would have fully covered distributions for the three months ended March 31, 2017, relative to actual coverage of 92% for REIT I standalone.

d.	Strengthened Balance Sheet: The combined company is expected to have an improved capital position on a Total Debt/EBITDA basis and a total debt to enterprise value of approximately 41.4%, which positions REIT I well for attractive future financing opportunities.

e.	Better Alignment of Management: Internalized management structure creates better alignment with its shareholders. Through its investment in OP Units, management will be REIT I’s largest equity owner, owning over 18 million OP Units and common shares, with a long-term view of shareholder value and will be subject to traditional and customary lock-ups.

f.	Increased Potential for Future Growth: Acquired real estate has the opportunity for higher net operating income growth, and the asset management business provides an additional avenue for future long-term earnings growth as assets under management increase.

g.	Improved Geographic and Tenant Diversity: The combined company will own a high-quality portfolio of 230 grocery-anchored shopping centers comprising approximately 25.5 million square feet in established trade areas located in 32 states, and will benefit from greater geographic, grocery anchor and tenant diversification.

h.	Superior Financial Strength and Flexibility: With enhanced size and scale, the combined company will have additional access to capital, which can be used to support strategic investments to drive future growth opportunities.

i.	Liquidity Opportunities: Given its enhanced size, scale, improved financials and internalized management structure, the combined company is better positioned to capitalize on capital market opportunities, including potential liquidity alternatives.

5.       When do you expect the transaction to close?

a.	The transaction was approved by the independent special committee of the board of directors of REIT I and is expected to close during the fourth quarter of 2017, subject to, among other items, approval by REIT I stockholders, regulatory approvals and other customary closing conditions.

6.       How will the combined company be structured and what will the portfolio look like?

a.	The combined company will remain a public, non-traded REIT and own a high-quality, nationally-diversified portfolio of 230 shopping centers.

7.       Will there be any changes to REIT I? I.e. dividends, share repurchase program.

a.	Future monthly distributions for REIT I are expected to remain unchanged following the transaction. REIT I estimates that pro forma FFO would have fully covered distributions for the three months ended March 31, 2017, relative to actual coverage of 92% for REIT I standalone.

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 Topics of Discussion

i.	In connection with the proposed acquisition, the distribution reinvestment plan (DRP) has been suspended and DRP participants will receive their May distribution, which is payable in June, in cash rather than in stock. The DRP plan is expected to resume in July, after the expected filing of a preliminary proxy statement by REIT I in June.

ii.	In connection with the proposed acquisition, the share repurchase program (SRP) has been suspended for the month of May but is expected to resume in June after the filing of a preliminary proxy statement. Due to this suspension, redemption requests that have been submitted will not be processed until the June redemption date, which will be June 30, 2017, payable the first week of July.

1.	Relevant limitations in the SRP will still be applicable and we will not be able to repurchase shares other than those submitted in connection with a stockholder’s death, disability or determination of incompetence.

8.       When will there be a liquidity event?

a.	REIT I, its board of directors, and the special committee believe that the transaction is in the best interest of shareholders because, among other things, it puts REIT I in a better position for the REIT to explore liquidity alternatives, which REIT I continues to do. Per its charter, REIT I has five years from the termination of its initial public offering, which occurred in February 2014, to begin the process of achieving a liquidity event.

b.	The Board is constantly evaluating strategic alternatives designed to maximize value and provide liquidity for the shareholders. While no assurance can be made regarding the occurrence or timing of a liquidity event, it is our intention to provide shareholders with updates regarding material developments relating to this process. Our focus remains on enhancing the value of our shopping center portfolio by strengthening its merchandise mix and growing net operating income.

9.       Will this transaction impact the NAV?

a.	For the time being, there will be no impact to REIT I’s NAV, which was reconfirmed on May 11, 2017.

b.	We intend to provide pro-forma financials of the combined entity that illustrate how this transaction is accretive to REIT I in the proxy statement for the vote on this transaction and the annual shareholders meeting.

10.    What are your plans for the immediate future?

a.	Much like it is now, the combined company’s strategy will focus on strengthening its position as the preeminent non-traded grocery-anchored shopping center owner.

11.    When can I get out of REIT I?

a.	Unfortunately, REIT I does not have funding to complete standard share repurchases at this time. Investors are able to submit requests which will be kept on file until funding becomes available.

b.	The next period in which REIT I anticipates there will be repurchases is during the first quarter of 2018. To the extent that there are funds available, funding will be limited and requests will be fulfilled again on a pro rata basis.

c.	REIT I will continue to fulfill repurchase requests sought upon a stockholder’s death, determination of incompetence or qualifying disability in accordance with the terms of the SRP.

d.	REIT I will continue to provide updates regarding the SRP in its quarterly and annual reports.

12.    When will I receive additional information on the transaction?

a.	You can expect more information in the proxy statement that will be mailed to you in connection with the vote on this transaction and the annual stockholders meeting. Additionally, REIT I plans to update its shareholders through periodic communications and press releases over the next few months.

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Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, a stockholder meeting for REIT I will be announced soon to obtain stockholder approval. In connection with the proposed transaction, REIT I intends to file relevant materials, including a proxy statement, with the Securities and Exchange Commission (the “SEC”). Investors and security holders of REIT I are urged to read the definitive proxy statement and other relevant materials when they become available because they will contain important information about REIT I and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by REIT I with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at REIT I’s website at www.grocerycenterREIT1.com or by sending a written request to REIT I at 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations.

Participants in the Solicitation

REIT I and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of REIT I in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of REIT I’s stockholders in connection with the proposed transaction and their ownership of REIT I’s common stock will be set forth in the proxy statement for its annual meeting. Investors can find more information about REIT I’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Cautionary Statement Concerning Forward-Looking Statements:

Certain statements contained in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the transaction and the ability to consummate the transaction and anticipated accretion, dividend coverage, dividends and other anticipated benefits of the transaction. REIT I intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about REIT I’s plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of REIT I’s performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “pro forma,” “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. REIT I makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this release, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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